Prospectus Supplement No. 1 (To Prospectus dated August 11, 2003)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-107575

$150,000,000

Sinclair Broadcast Group, Inc.

Convertible Senior Subordinated Notes due 2018

        This Prospectus Supplement No. 1 supplements and amends the prospectus dated August 11, 2003 of Sinclair Broadcast Group, Inc., relating to the resale from time to time by the selling securityholders of our Convertible Senior Subordinated Notes due 2018 and shares of our class A common stock issuable upon the conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The terms of the notes are set forth in the prospectus.

        The information appearing in the table below, as of the date hereof, supplements and amends the information in the table appearing under the heading "Selling Securityholders" in the prospectus, and where the name of a selling securityholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supercedes the information in the prospectus:

Name	Principal amount of notes beneficially owned and offered hereby	Percentage of notes outstanding	Number of shares of class A common stock that may be sold	Percentage of shares of class common stock outstanding (1)
Allstate Insurance Company	$1,500,000	1.00%	67,052	*
Bear, Stearns & Co. Inc. (2)	$4,160,000	2.77%	185,958	*
Convertible Securities Fund	$5,000	*	223	*
Deutsche Bank Securities Inc. (3)	$4,750,000	3.17%	212,332	*
Gaia Offshore Master Fund Ltd.	$1,900,000	1.27%	84,932	*
HFR CA Select Fund	$1,000,000	*	44,701	*
KBC Financial Products USA Inc.	$2,500,000	1.67%	111,753	*
Lyxor/Gaia II Fund Ltd.	$500,000	*	22,350	*
Nations Convertible Securities Fund	$1,245,000	*	55,653	*
San Diego County Employee Retirement Association	$1,000,000	*	44,701	*
Silverback Master, Ltd.	$9,750,000	6.50%	435,839	*
Topanga XI	$1,400,000	*	62,582	*
Zazove Convertible Arbitrage Fund, L.P.	$5,500,000	3.67%	245,858	*
Zazove Hedged Convertible Fund, L.P.	$2,000,000	1.33%	89,403	*
Zazove Income Fund, L.P.	$1,500,000	1.00%	67,052	*
Zeneca Holdings Trust	$400,000	*	17,880	*
Zurich Institutional Benchmarks Master Fund Ltd. (4)	$2,667,000	1.78%	119,218	*

* Less than one percent.

(1)
Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934 using 43,937,870 shares of class A common stock outstanding on June 30, 2003. In calculating this amount, we treated as outstanding the number of shares of class A common stock issuable upon conversion of all of that particular holder's notes or other securities. However, we did not assume the conversion of any other holder's notes or other securities.

(2)
Bear, Stearns & Co. Inc. was an initial purchaser in the private placement in which the notes were originally issued. Bear, Stearns & Co. Inc. was also an initial purchaser of a portion of the $310.0 million of 8 3/4% senior subordinated notes due 2011 offered in December 2001 and a portion of the $100.0 million of 8% senior subordinated notes due 2012 offered in May 2003. Bear, Stearns & Co. Inc. has been retained by us to review our station group make-up, advise us on market opportunities which could strengthen our competitive position, make recommendations on markets we should exit, if any, and bring together potential sellers and buyers. Bear Stearns Corporate Lending, Inc. is a lender under our bank credit agreement.

(3)
Deutsche Bank Securities Inc. was an initial purchaser in the private placement in which the notes were originally issued. Deutsche Bank Securities Inc. was also an initial purchaser of a portion of the $310.0 million of 8 3/4% senior subordinated notes due 2011 offered in December 2001, a portion of the $300.0 million of 8% senior subordinated notes due 2012 offered in March 2002, a portion of the $125.0 million of 8% senior subordinated notes due 2012 offered in November 2002, a portion of the $125.0 million of 8% senior subordinated notes due 2012 offered in December 2002 and a portion of the $100.0 million of 8% senior subordinated notes due 2012 offered in May 2003. Deutsche Bank Trust Company Americas is a co-documentation agent under our bank credit agreement.

(4)
In addition to the securities reported above, the holder beneficially owns 41,858 shares of our Series D convertible exchangeable preferred stock, which is convertible into shares of our class A common stock at a conversion rate of 2.19178082 shares of class A common stock per share of Series D convertible exchangeable preferred stock, subject to adjustment in certain events.

        Except as otherwise set forth above, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

Investing in the notes or the class A common stock issuable upon conversion of the notes involves risks. See "Risk Factors" beginning on page 8 of the prospectus dated August 11, 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 29, 2003.